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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 2 4 2017

Washington DC
406

SEC FILE NUMBER
8-68571

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER   **Eight Pines Securities, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 McKinney Street, STE 2015

FIRM I.D. NO.

             (No. and Street)

Houston	TX	77010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Schaps   281-367-2454

                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MPRP

          (Name – *if individual, state last, first, middle name*)

28411 Northwestern HWY STE 800 Southfield	MI	48034
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Michael Schaps _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eight Pines Securities, LLC _____ , as of December 31 _____, 20 16 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Signature

Chief Financial Officer
_____
Title

Adriana Natalie Rosales
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eight Pines Securities, LLC

**FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

AND

**REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

FOR THE YEAR ENDED DECEMBER 31, 2016



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sole Member
Eight Pines Securities, LLC
Houston, Texas

We have audited the accompanying statement of financial condition of Eight Pines Securities, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of Eight Pines Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eight Pines Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules (Schedule I "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission" and Schedule II "Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3 (exemption)") have been subjected to audit procedures performed in conjunction with the audit of Eight Pines Securities, LLC's financial statements. The supplemental information is the responsibility of Eight Pines Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

MRPR Group P.C.

Southfield, Michigan
February 22, 2017

One Northwestern Plaza • 28411 Northwestern Highway   Suite 800 • Southfield   Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001



Eight Pines Securities, LLC

FOR THE YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

Eight Pines Securities, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	29,328
Receivable from affiliate		1,166,560
Other assets		11,969
Total assets	$	1,207,857

LIABILITY AND MEMBER'S EQUITY

Liability - accounts payable	$	3,885
Member's equity	$	1,203,972
Total liabilities and member's equity	$	1,207,857

See notes to financial statements.

Eight Pines Securities, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES:		
Other revenues	$	8
Total revenue		8
OPERATING EXPENSES:		
Professional fees		129,289
Shared expenses		87,374
Regulatory expenses		19,923
Direct and other operating expenses		7,702
Total operating expenses		244,288
NET LOSS	$	(244,280)

See notes to financial statements.

Eight Pines Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

BALANCE, AT BEGINNING OF YEAR	$	1,448,252
NET LOSS		(244,280)
BALANCE, AT END OF YEAR	$	1,203,972

See notes to financial statements.

Eight Pines Securities, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(244,280)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Receivable from affiliate		243,140
Prepaids and other assets		5,238
Accounts payable and Accrued expenses		(462)
Net cash provided by in operating activities		3,636
INCREASE IN CASH AND CASH EQUIVALENTS		3,636
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		25,692
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	29,328

See notes to financial statements.

-4-

Eight Pines Securities, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies

Organization - Eight Pines Securities, LLC (the Company) was formed for the purpose of doing business as a broker-dealer; operations commenced May 22, 2012. The Company is a wholly owned subsidiary of Conway MacKenzie Capital Advisors, LLC and is a member of the Financial Industries Regulatory Authority (FINRA). The Company is a securities broker-dealer that engages in private placement of securities and does not carry customer accounts, hold customer funds or securities or introduce accounts on a fully-disclosed basis to a clearing firm.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and expenses recognition - During 2016, revenues consisted of only interest income.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(i).

Income taxes - The Company is a limited liability company under the Internal Revenue Code. Because of this election, Federal income taxes are not provided for in the accompanying financial statements.

Cash and cash equivalents - The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalents. There were no cash equivalents at December 31, 2016. Cash and cash equivalents includes accounts which may, at times, exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. At December 31, 2016, there were no accounts with balances that exceeded the FDIC limits.

Subsequent events - The Company has evaluated events and transactions that occurred between December 31, 2016 and February 22, 2017, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

Eight Pines Securities, LLC

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2016, the Company had net capital of $25,443 which was $20,443 in excess of the required capital of $5,000.

The Company is also subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was 15.27 to 1.

NOTE 3 - Transactions with Related Company

The Company is affiliated with another professional corporation who provides most of the administrative services under a shared expense operating agreement. The financial statements are not necessarily indicative of the conditions that would have existed, or the results of operations that would have occurred, had the Company been an unaffiliated company. The Company reimbursed its affiliated company in 2016 for shared administrative expenses including compensation, rent, overhead, etc. in the amount of $87,374.

Eight Pines Securities, LLC

DECEMBER 31, 2016

**SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

Eight Pines Securities, LLC

I SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

NET CAPITAL	
Total members' equity qualified for net capital	$ 1,203,972
Deductions and/or charges	
Nonallowable assets:	
Receivables from affiliate	1,166,560
Other assets	11,969
Total Nonallowable assets	1,178,529
Net capital	$ 25,443
AGGREGATE INDEBTEDNESS	3,885
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 259
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 20,443
Ratio: Aggregate indebtedness to net capital	.15 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2016 as filed by Eight Pines Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding SIPC Agreed-upon Procedures

The Company is exempt from the filing of the SIPC Agreed-upon Procedures report as gross revenues are less than $500,000.

Eight Pines Securities, LLC

DECEMBER 31, 2016

II SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3

Eight Pines Securities, LLC is exempt from the Computation for Determination of Reserve Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission because of the exemption provided under Rule 15c3-3(k)(2)(i), as a broker/dealer, "who does not carry securities accounts for customers or perform custodial functions relating to customer securities, and as such a review of the practices and procedures over safeguarding securities was not performed.".



CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sole Member
Eight Pines Securities, LLC
Houston, Texas

We have reviewed management's statements, included in the accompanying Eight Pines Securities, LLC Exemption Report, in which (1) Eight Pines Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Eight Pines Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i)) (the "exemption provisions") and (2) Eight Pines Securities, LLC stated that [Name of Broker-dealer] met the identified exemption provisions throughout the most recent fiscal year without exception. Eight Pines Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Eight Pines Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MRPR Group, P.C,

Southfield, Michigan
February 22, 2017

One Northwestern Plaza • 28411 Northwestern Highway   Suite 800 • Southfield   Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

INDEPENDENT MEMBER OF
ENTERPRISE WORLDWIDE

Eight Pines Securities, LLC

1301 McKinney Street, Suite 2025
Houston, TX 77010
713.650.050 | 713.650.0502 FAX

Eight Pines Securities, LLC. Exemption Report

Eight Pines Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception

Eight Pines Securities, LLC.

I, Michael R. Schaps, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael R. Schaps

Michael R. Schaps, Chief Financial Officer

February 13, 2017